SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

82-8362

SUPPL

June 17, 2002 L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

REFERENCE: 82 - 8362
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated June 17, 2002 and entitled, "Synex International Announces Progress of Power Project Interest" (one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362**.

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

Enclosure(s)

dlw 6/28

L1004.14.SECfiling

82 - 8362

NEW RELEASE

TSE : SXI

June 17, 2002

SYNEX INTERNATIONAL ANNOUNCES PROGRESS OF POWER PROJECT INTEREST

Synex International Inc. is providing an update in respect of the minority interest that its wholly owned subsidiary, Synex Energy Resources Ltd, has in Coast Mountain Power Corp, which is listed on the Canadian Venture Exchange.

On June 12, Coast Mountain Power, announced that its wholly owned subsidiary, Coast Mountain Hydro Corp, has engaged TD Securities (USA) Inc. to act as an exclusive financial adviser in connection with its Forest Kerr Hydroelectric Project.

The Forest Kerr Project is a 100 MW hydroelectric power plant located on the Iskut River, approximately 80 miles north of Stewart, British Columbia, which is expected to be eventually connected to the BC Hydro grid. The project is subject to review under the BC Environmental Assessment Act and therefore Coast Mountain has spent the past year preparing an application for a project approval certificate, which will address a wide range of political, environmental and social and economic criteria.

Coast Mountain has stated publicly that it is not aware of any significant adverse environmental consequences resulting from the project and that it will serve as a major improvement to the northern industrial infrastructure, which in turn may lead to a renewal of interest in the development of a resource based economy.

Synex International Inc. is a public company, trading on the Toronto Stock Exchange with three operating divisions covering: the development and operation of electrical generation facilities; the development and marketing of business intelligence and accounting related software products; and an engineering group providing services for the control and use of water, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver BC V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286